SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549





                                 FORM 11-K



(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [Fee Required] for the fiscal year ended December 31, 1993.

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [No Fee Required] for the transition period from _________ to _________.



Commission File Number  001-10783
- - ---------------------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             FISHER-PRICE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
                                636 GIRARD AVENUE
                           EAST AURORA, NEW YORK 14052



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               MATTEL, INC.
                        333 CONTINENTAL BOULEVARD
                    EL SEGUNDO, CALIFORNIA  90245-5012

[Coopers & Lybrand letterhead]


                 REPORT OF INDEPENDENT ACCOUNTANTS
                 ---------------------------------



To the Participants and Plan Administrator of the Fisher-Price Profit Sharing and Retirement Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Fisher-Price Profit Sharing and Retirement Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Fisher-Price Profit Sharing and Retirement Savings Plan as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1993, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand
- - ---------------------

Rochester, New York
April 22, 1994

                               FISHER-PRICE

                PROFIT SHARING AND RETIREMENT SAVINGS PLAN

           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        DECEMBER 31, 1993 AND 1992
                        --------------------------
                        (In thousands of dollars)

                                                          1993        1992
                                                        ---------   ---------
Employee loans receivable                               $   1,898   $   1,545
                                                        ---------   ---------
Investments held in Guaranteed Interest Rate Fund by:
  Metropolitan Life Insurance Company -
    9.51% interest                                         18,313      17,385
  Fidelity Investments Managed Income Portfolio II         17,613           -
  Continental Assurance Company -
    9.6% interest                                               -      17,716
  Vision Group of Funds, Inc. Treasury Money
    Market Fund                                                 -         824
                                                        ---------   ---------
      Total in guaranteed funds                            35,926      35,925

Investment in Diversified Fund held in trust by
  Manufacturers and Traders Trust Company, at
    current value (cost of $29,082 in 1993;
    $22,290 in 1992)                                       31,232      24,224

Investment in Quaker Stock Fund held in trust by
  Manufacturers and Traders Trust Company, at
    current value (cost of $573 in 1993;
    $1,536 in 1992)                                           921       2,259

Investment in Mattel (Fisher-Price in 1992) Stock
  Fund held in trust by Manufacturers and Traders
    Trust Company, at current value (cost of $5,363
    in 1993; $4,375 in 1992)                               13,570       7,532

Investment in Fisher Price Stock Sharing Trust
  held in trust by Northern Trust Company, at
    current value (cost of $2,425 in 1992)                      -       4,887
                                                        ---------   ---------
      Total investments                                    81,649      74,827
                                                        ---------   ---------
Net assets available for Plan benefits                  $  83,547   $  76,372
                                                        =========   =========

   The accompanying notes are an integral part of the financial statements.

                                     2


                                                   FISHER-PRICE

                                    PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                       FOR THE YEAR ENDED DECEMBER 31, 1993
                                       ------------------------------------
                                            (In thousands of dollars)




                                                  Guaranteed      Quaker                                 Fisher-Price
                                   Diversified     Interest       Stock        Mattel       Employee     Stock Sharing
                                       Fund       Rate Fund        Fund      Stock Fund       Loans         Trust         Total
                                   -----------   -----------   -----------   -----------   -----------   ------------  -----------
Net assets available for Plan
  benefits at beginning of year    $    24,224   $    35,925   $     2,259   $     7,532   $     1,545   $      4,887  $    76,372
                                   -----------   -----------   -----------   -----------   -----------   ------------  -----------
Additions:
  Investment income:
    Interest                               244         2,491             -            24             -              -        2,759
    Dividends                              571           482            52            54             -             19        1,178
  Realized gain:
    Proceeds                            87,665             -         1,826         4,205             -              -       93,696
    Cost                               (84,644)            -        (1,241)       (1,960)            -              -      (87,845)
                                   -----------   -----------   -----------   -----------   -----------   ------------  -----------
      Subtotal realized gain             3,021             -           585         2,245             -              -        5,851

  Unrealized gain (loss) on
    investments                            217             -          (375)        3,460             -           (831)       2,471
  Loan principal repayments                482           365             -           164        (1,011)             -            -
  Other                                      -             -             -             -             -             16           16
                                   -----------   -----------   -----------   -----------   -----------   ------------  -----------
                                         4,535         3,338           262         5,947        (1,011)          (796)      12,275
                                   -----------   -----------   -----------   -----------   -----------   ------------  -----------
Deductions:
  Cash payment from the Trust to
    participants resulting from:
      Hardship withdrawals                  25            25             -            33             -              -           83
      Termination of employment            687           463           244           312             -              -        1,706
      Retirement                           637         2,400            58           113             -              -        3,208
      Loan withdrawals                     453           486            31           394        (1,364)             -            -
  Distribution of stock
    certificates to participants
    upon withdrawal from the
    Plan                                     -             -             -             -             -            103          103
                                  ------------   -----------   -----------   -----------    ----------   ------------  -----------
                                         1,802         3,374           333           852        (1,364)           103        5,100
                                  ------------   -----------   -----------   -----------    ----------   ------------  -----------
Transfers between funds                  4,275            37        (1,267)          943             -         (3,988)           -
                                  ------------   -----------   -----------   -----------    ----------   ------------  -----------
Net assets available for Plan
  benefits at end of year         $     31,232   $    35,926   $       921   $    13,570    $    1,898   $          -  $    83,547
                                  ============   ===========   ===========   ===========    ==========   ============  ===========


                          The accompanying notes are an integral part of the financial statements.



                                                   FISHER-PRICE

                                    PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                       FOR THE YEAR ENDED DECEMBER 31, 1992
                                       ------------------------------------
                                            (In thousands of dollars)




                                                  Guaranteed      Quaker                                 Fisher-Price
                                   Diversified     Interest       Stock      Fisher-Price   Employee     Stock Sharing
                                       Fund       Rate Fund        Fund       Stock Fund      Loans         Trust         Total
                                   -----------   -----------   -----------   ------------  -----------   ------------  -----------
Net assets available for Plan
  benefits at beginning of year    $    25,268   $    34,510   $     3,050   $      3,923  $     1,390   $      3,581  $    71,722
                                   -----------   -----------   -----------   ------------  -----------   ------------  -----------
Additions:
  Investment income:
    Interest                               213         3,209             -             18            -              -        3,440
    Dividends                              576             -            69             30            -             20          695
  Realized gain:
    Proceeds                            82,684             -           538          1,900            -              -       85,122
    Cost                               (79,604)            -          (435)        (1,880)           -              -      (81,919)
                                   -----------   -----------   -----------   ------------  -----------   ------------  -----------
      Subtotal realized gain             3,080             -           103             20            -              -        3,203

  Unrealized gain (loss) on
    investments                         (2,013)            -          (528)         2,196            -          1,712        1,367
  Loan principal repayments                427           364             -            117         (908)             -            -
  Other                                      -           (16)            1             15            -              -            -
                                   -----------   -----------   -----------   ------------  -----------   ------------  -----------
                                         2,283         3,557          (355)         2,396         (908)         1,732        8,705
                                   -----------   -----------   -----------   ------------  -----------   ------------  -----------
Deductions:
  Cash payment from the Trust to
    participants resulting from:
      Hardship withdrawals                  61           161             -              2            -              -          224
      Termination of employment            457           719            87            106            -              -        1,369
      Retirement                           354         1,559            43             80            -              5        2,041
      Loan withdrawals                     488           497            43             35       (1,063)             -            -
  Distribution of stock
    certificates to participants
    upon withdrawal from the
    plan                                     -             -             -              -            -            421          421
                                  ------------   -----------   -----------   ------------   ----------   ------------  -----------
                                         1,360         2,936           173            223       (1,063)           426        4,055
                                  ------------   -----------   -----------   ------------   ----------   ------------  -----------
Transfers between funds                 (1,967)          794          (263)         1,436            -              -            -
                                  ------------   -----------   -----------   ------------   ----------   ------------  -----------
Net assets available for Plan
  benefits at end of year         $     24,224   $    35,925   $     2,259   $      7,532   $    1,545   $      4,887  $    76,372
                                  ============   ===========   ===========   ============   ==========   ============  ===========


                          The accompanying notes are an integral part of the financial statements.


                        FISHER-PRICE, INC.

            PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 1993





1 - DESCRIPTION OF THE PLAN
    -----------------------

    The following brief description of the Fisher-Price Profit Sharing and Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    The Plan is noncontributory and was funded entirely by Fisher-Price, Inc ("Fisher-Price" or the "Company"). Effective November 30, 1993, Fisher-Price, Inc. merged with Mattel, Inc. and became a wholly-owned subsidiary of Mattel, Inc. As a result of the merger, each Fisher-Price, Inc. common share was exchanged for 1.275 shares of Mattel, Inc. common stock and the Fisher-Price Stock Fund became the Mattel Stock Fund. There was no effect on Plan provisions as a result of this transaction.

    In 1991, Fisher-Price, Inc. was spun off from The Quaker Oats Company and the Plan was restated, with an effective date of January 1, 1989. The restatement was necessary to reflect the independent status of Fisher-Price and to incorporate additional changes that were required as a result of the Tax Reform Act of 1986 (TRA `86). The discontinuance of contributions to the Plan and the establishment of a separate trust, hereinafter referred to as the Fisher-Price Stock Sharing Trust, to hold assets transferred from the Quaker Stock Sharing Trust are among the more substantive changes reflected in the 1989 restatement of the Plan. Effective June 30, 1993 all the Fisher-Price, Inc. common shares (assets) held by the Trust were transferred to the Fisher-Price Stock Fund.

    Set forth below is the number of the Plan participants in 1993 who invested their contributions in each of the described funds. At December 31, 1993, there were a total of 2,834 participating employees, some of whom have investments in more than one fund.

       Diversified Fund                             1,257
       Guaranteed Interest Rate Fund                1,444
       Quaker Stock Fund                              153
       Mattel Stock Fund                            2,078

    Investment Programs
    -------------------

    a) "Diversified Fund", which shall be invested by the Trustee primarily in common stock or other types and kinds of stock or securities which are convertible into common stocks and other securities or property including bonds, notes and debentures, the income from which may be fixed or limited, or in separate accounts under a group annuity contract.

    A summary of the investments held in the Diversified Fund at December 31, 1993 and 1992 are as follows:

                                            1993           1992
                                        ------------   ------------
      Common Stock                      $ 25,831,000   $ 18,162,000
      Preferred Stock                              -      1,175,000
      U.S. Government & Agency Issues              -      3,426,000
      Cash and Short-Term Investments      5,401,000      1,461,000
                                        ------------   ------------
                                        $ 31,232,000   $ 24,224,000
                                        ============   ============

    Included  in common stock are 16,800 shares of Mattel,  Inc.
    common  stock with a market value of approximately  $464,000 at December 31, 1993.

    b) "Guaranteed Interest Rate Fund", which shall be invested by the Trustee in investment contracts issued by insurance companies and other financial institutions providing a guaranteed rate of return.

    c) "Quaker Stock Fund", which shall be invested by the Trustee in the common stock of The Quaker Oats Company.

    d) "Mattel Stock Fund", which shall be invested by the Trustee in the common stock of Mattel, Inc.

    Each participant's account is adjusted monthly based upon a valuation by the Trustee of the investment funds. Participants may receive payment of their account in the following circumstances:

    Hardship Withdrawals
    --------------------

    Upon application of any participant, the Company, at its discretion, may permit the participant to withdraw all of the value in his or her account less earnings (interest, dividends, gains, etc.) after January 1, 1989, or a portion thereof for the purpose of:

    a) Alleviating extraordinary financial hardship arising from the sickness or disability of the participant or his or her spouse, children, or other dependents; or

    b) Purchasing real property which is to serve as the principal residence of the participant; or

    c) Financing the cost of education beyond the secondary school level for the participant or a family member; or

    d) Avoiding eviction/foreclosure on property which is the principal residence of the participant.

    Termination of Employment
    -------------------------

    In the event of resignation or discharge prior to normal retirement date, a participant has a nonforfeitable right to the value of their account. The Plan shall determine the form, time and manner of payment.

    Retirement
    ----------

    Normal retirement is at age 65. Participants may remain in the Plan beyond age 65 upon the joint consent of the Plan and the participant. The Plan shall determine the form, time and manner of payment of benefits, which may be either a lump sum or in periodic payments from the trust assets.

    Disability
    ----------

    In the event of permanent disability prior to the normal retirement date, the participant will be eligible for normal retirement benefit payments.

    Plan Termination
    ----------------

    In the event of termination of the Plan, all participants shall have a fully vested and nonforfeitable right to the amount credited to their accounts at the date of such termination.

    Loans
    -----

    Participants of the Plan may borrow against their investment fund account balances. In general, the maximum amount of individual borrowings is 50% of the total value of the account, but not more than $50,000. Loans are repaid in installments over a period of one to four years, but not beyond early or normal retirement. Interest paid to the Plan on loans to participants is credited to the borrower's account in the investment fund to which repayments are allocated. At December 31, 1993, there were 470 participants with loans outstanding from the loan fund.


2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

    Basis of Accounting
    -------------------

    The financial statements are prepared using the accrual basis of accounting, except that security transactions are recorded on a settlement date basis by the Trustee and earnings from interest and dividends on certain investments are recorded
    when  received.   The  effect  of  these  departures  from  the
    accrual basis of accounting was not significant in 1993 or 1992.

    Investments
    -----------

    Investments are reflected at current market value measured by quoted market prices in an active market or as determined in good faith by the Trustee. Investments held by Metropolitan Life Insurance Company, Fidelity Investment Managed Income Portfolio II and Continental Assurance Company are recorded at contract value. Contract value is equal to total contributions to the fund, plus interest earned, less benefit payments, withdrawals and fees. Net realized gain or loss on the disposition of investments and investment income are determined by the Trustee. The unrealized appreciation and depreciation of investments is determined from information provided by the Trustee. Net unrealized appreciation at the end of 1993, 1992, and 1991 was approximately $10,705,000,
    $8,276,000, and  $7,142,000,  respectively.  In 1993  and 1992, distributions of Fisher-Price stock certificates to participants upon withdrawal from the Plan included approximately $42,000 and $233,000 of unrealized appreciation, respectively.


3 - TRUSTEE SERVICES RENDERED TO THE PLAN
    -------------------------------------

    Under  the  Trust  Agreement, Manufacturers and  Traders  Trust
    Company  was   appointed  Trustee  of  the  Plan  assets.   All
    trustee fees and administrative costs are paid by the Company.


4 - FEDERAL INCOME TAXES
    --------------------

    The Company has received a determination letter from the Internal Revenue Service (IRS), stating that the Plan, as restated and amended through May 1991, constituted a qualified plan under Section 401(a) of the Internal Revenue Code and the trust is exempt from income taxes under Section 501(a).

    As long as the Plan is qualified, a participating employee (or their designated beneficiary of legal representative) will not be subject to federal income taxes on dividends, interest or profits from the sale of securities received by the Trustee until cash benefits are distributed to the participant.


                                  FISHER-PRICE

                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1993


       Guaranteed Interest Rate Fund - Assets Held at December 31, 1993
       ----------------------------------------------------------------


Par Value/                                                               Market
  Shares                   Description                    Cost           Value
- - ----------    --------------------------------------   -----------    -----------
18,312,983    Metropolitan Life Insurance Company -
                9.51% interest, maturity 7/1/94        $18,312,983    $18,312,983

17,613,403    Fidelity Investments Managed Income
                Portfolio II                            17,613,403     17,613,403
                                                       -----------    -----------
                  Total assets held for investment -
                    Guaranteed Interest Rate Fund      $35,926,386    $35,926,386
                                                       ===========    ===========

 *  Refers to item number in Form 5500 (Annual Return/Report of
    Employee Benefit Plan) for the year ended December 31, 1993, which material is incorporated therein by reference.


                                  FISHER-PRICE

                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1993


              Diversified Fund - Assets Held at December 31, 1993
              ---------------------------------------------------


Par Value/                                                               Market
  Shares                 Description                      Cost           Value
- - ----------    --------------------------------------   -----------    -----------
              Cash                                     $   257,815    $   257,815
              ----

              Short-Term Investments
              ----------------------

 2,153,538    Vision Group of Funds, Inc.
               Treasury Money Market Fund                2,153,538      2,153,538


              Commercial Paper/Repo Agreements
              --------------------------------

 1,500,000    Amoco Corp. Discount Commercial
               Paper 11/18/93, 3.21%, 01/07/94           1,493,312      1,493,312

 1,500,000    Shell Oil Inc. Discount Commerical
               Paper 12/29/93, 3.1%, 01/24/94            1,496,642      1,496,642
                                                       -----------    -----------
                 Total Commerical Paper/
                   Repo Agreements                       2,989,954      2,989,954
                                                       -----------    -----------


              Common Stock
              ------------

    23,200    American Express Co. COM                     615,848        716,300
     6,000    American International Group Inc. COM        482,931        526,500
     5,800    Atlantic Richfield Co. COM                   657,104        610,450
    16,600    Banc One Corp. COM                           661,351        649,475
     9,400    Burlington Northern Inc. COM                 425,701        544,025
    14,100    Caremark International Inc. COM              236,810        278,475
     8,000    Caterpillar Inc. COM                         648,643        712,000
    13,900    Chrysler Corp. COM                           542,916        740,175
    21,400    Citicorp COM                                 573,636        789,125
     2,200    Deere & Co. COM                              153,875        162,800
    13,300    Walt Disney Co. COM                          497,798        566,912
    28,600    Federated Dept. Stores Inc. New COM          589,731        593,450
    19,400    GTE Corp. COM                                623,578        679,000
    13,800    General Motors Corp. CL H                    433,684        538,200
    10,700    ITT Corp. COM                                798,994        976,375
     9,100    Intel Corp. COM                              454,419        564,200



                                  FISHER-PRICE

                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1993


              Diversified Fund - Assets Held at December 31, 1993
              ---------------------------------------------------


Par Value/                                                               Market
  Shares                   Description                    Cost           Value
- - ----------    --------------------------------------   -----------    -----------
              Common Stock - (continued)
              ------------

    16,800    Mattel, Inc. COM                             423,749        464,100
    15,800    McCaw Cellular Communications CL A           831,635        797,900
     5,200    McDonnell Douglas Corp. COM                  519,088        556,400
    15,600    Nationsbank Corp. COM                        705,094        764,400
    19,900    Pacific Telesis Group COM                  1,008,232      1,079,575
    19,700    Pepsico Inc. COM                             743,170        805,237
    15,400    Phillip Morris Cos. Inc. COM                 733,788        856,625
    19,000    Primerica Corp. New COM                      785,009        738,625
    15,500    Sears Roebuck & Co. COM                      659,260        819,562
    16,400    TJX Companies COM                            478,698        477,650
    14,300    Tenneco Inc. COM                             704,396        753,040
     9,700    Texas Instruments Inc. COM                   721,548        615,950
    12,700    Times Warner Inc. COM                        317,081        561,975
    18,400    Times Mirror Co. COM                         597,648        614,100
     7,100    USX - U S Steel Group COM                    277,392        307,075
    26,500    Unocal Corp. COM                             708,656        738,687
    22,500    WMX Technologies Inc. COM                    615,168        593,437
    16,700    Wal Mart Stores Inc. COM                     424,304        417,500
    12,600    Warner Lambert Co. COM                       840,968        850,000
    14,200    Weyerhaeuser Co. COM                         567,977        633,675
                                                       -----------    -----------
                 Total Common Stock                     21,059,890     23,092,975
                                                       -----------    -----------

              Foreign Stock
              -------------

    46,800    Canadian Pac Ltd. COM                        741,665        760,500
    14,000    News Ltd Adr New                             656,556        738,500
    30,400    Philips Electronics N.V. COM                 617,905        627,000
    21,200    Smithkline Beecham PLC ADR                   604,570        611,668
                                                       -----------    -----------
                 Total Foreign Stock                     2,620,696      2,737,668
                                                       -----------    -----------
                  Total assets held for investment -
                    Diversified Fund                   $29,081,893    $31,231,950
                                                       ===========    ===========


 *  Refers to item number in Form 5500 (Annual Return/Report of
    Employee Benefit Plan) for the year ended December 31, 1993, which material is incorporated therein by reference.


                                  FISHER-PRICE

                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1993


              Quaker Stock Fund - Assets Held at December 31, 1993
              ----------------------------------------------------


Par Value/                                                               Market
  Shares                   Description                    Cost           Value
- - ----------    --------------------------------------   -----------    -----------
              Cash                                     $        85    $        85
              ----

              Short-Term Investments
              ----------------------

       765    Vision Group of Funds, Inc.
               Treasury Money Market Fund                      765            765


              Common Stock
              ------------

    12,965    Quaker Oats Co. COM                          572,575        920,515
                                                       -----------    -----------
                  Total assets held for investment -
                    Quaker Stock Fund                  $   573,425    $   921,365
                                                       ===========    ===========


 *  Refers to item number in Form 5500 (Annual Return/Report of
    Employee Benefit Plan) for the year ended December 31, 1993, which material is incorporated therein by reference.


                                  FISHER-PRICE

                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

         ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1993


              Mattel Stock Fund - Assets Held at December 31, 1993
              ----------------------------------------------------


Par Value/                                                               Market
  Shares                   Description                    Cost           Value
- - ----------    --------------------------------------   -----------    -----------
              Cash                                     $     1,490    $     1,490
              ----

              Short-Term Investments
              ----------------------

     2,138    Vision Group of Funds, Inc.
               Treasury Money Market Fund                    2,138          2,138


              Common Stock
              ------------

   491,073    Mattel Inc. COM                            5,359,019     13,565,892
                                                       -----------    -----------
                  Total assets held for investment -
                    Mattel Stock Fund                  $ 5,362,647    $13,569,520
                                                       ===========    ===========


 *  Refers to item number in Form 5500 (Annual Return/Report of
    Employee Benefit Plan) for the year ended December 31, 1993, which material is incorporated therein by reference.

                                   FISHER-PRICE

                    PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                 ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                DECEMBER 31, 1993





                            Purchase        Selling         Cost of       Net Gain
                              Price          Price           Asset        or Loss
                          ------------    ------------   ------------   ------------

Vision Group of Funds
  Treasury Money Market
  Fund                    $ 38,306,806                   $ 38,306,806              -

Vision Group of Funds
  Treasury Money Market
  Fund                                    $ 37,767,590   $ 37,767,590              -

Continental Assurance Co.
  Guaranteed Investment
  Contract                                $ 18,536,529   $ 18,536,529              -

Fidelity Investments
  Managed Income
  Portfolio II            $ 19,137,011                   $ 19,137,011              -

Fisher-Price, Inc.
  Common Stock                            $  2,084,521   $    907,296   $  1,177,225

Mattel, Inc.
  Common Stock                            $  2,120,479   $  1,052,740   $  1,067,739



 *  Refers to item number in Form 5500 (Annual Return/Report of
    Employee Benefit Plan) for the year ended December 31, 1993, which material is incorporated therein by reference.

                        POWER OF ATTORNEY
                        -----------------


          We, the undersigned directors of Fisher-Price, Inc., the Plan Administrator for the Fisher-Price Profit Sharing and Retirement Savings Plan, do hereby severally constitute and appoint John L. Vogelstein, N. Ned Mansour and Robert Normile, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plan to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                           Fisher-Price Profit Sharing and
                           -------------------------------
                            Retirement Savings Plan
                            -----------------------
                                 (Name of Plan)


                           Fisher-Price, Inc., Plan
                           Administrator


                           /s/ John W. Amerman
                           -------------------------------
                           John W. Amerman, Director


                           /s/ James A. Eskridge
Date: June 28, 1994        -------------------------------
      -------------        James A. Eskridge, Director